UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 9)


                               Insilco Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (Par Value $.001 Per Share)
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    457659704
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 March 24, 1998
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

-------------------
CUSIP NO. 457659704
-------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Water Street Corporate Recovery Fund I, L.P.
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a) [ ]
                                                                    (b) [ ]

------------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO; WC
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                        [ ]

------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           -0-
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          1,863,878
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          -0-
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    1,863,878
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,863,878
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                        [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      45.5%

------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------

-------------------
CUSIP NO. 457659704
-------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Goldman Sachs Group, L.P.
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a) [ ]
                                                                    (b) [ ]


------------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                        [ ]

------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           334
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          1,863,878
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          334
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    1,863,878
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,864,212
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                        [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      HC; PN
------------------------------------------------------------------------------



                               PAGE 3 OF 10 PAGES

-------------------
CUSIP NO. 457659704
-------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Goldman, Sachs & Co.
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a) [ ]
                                                                    (b) [ ]

------------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)
                                                                        [X]

------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
 Number of   7.  SOLE VOTING POWER
   Shares           -0-
             -------------------------------------------------------------------
Beneficially 8.  SHARED VOTING POWER
  Owned By          1,863,878
             -------------------------------------------------------------------
    Each     9.  SOLE DISPOSITIVE POWER
 Reporting          -0-
             -------------------------------------------------------------------
Person With  10. SHARED DISPOSITIVE POWER
                    1,863,878
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,863,878
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                        [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      BD; PN; IA
------------------------------------------------------------------------------



                               PAGE 4 OF 10 PAGES

                               AMENDMENT NO. 9 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                               INSILCO CORPORATION

            Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, collectively with Water Street and Goldman Sachs, the "Reporting Persons")* hereby file this Amendment No. 9 (this "Amendment No. 9") to the Statement on Schedule 13D filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Insilco Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 8 thereto dated November 13, 1997 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

            This Amendment No. 9 is being filed to report the entering into by Water Street of a Voting Agreement (as defined herein) in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 24, 1998, among the Company, INR Holding Company, a wholly-owned subsidiary of the Company ("Existing Sub"), and Silkworm Acquisition Corporation ("Merger Sub"), which provides that, among other things, upon the terms and subject to the conditions thereof, (i) a newly formed, wholly-owned subsidiary of Existing Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Existing Sub (the "Reorganization Merger") and (ii) immediately following the Reorganization Merger, Merger Sub will be merged with and into Existing Sub, with Existing Sub continuing as the surviving corporation (the "Merger"). Existing Sub will change its name to Insilco Holding Corporation ("Holdings").

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and supplemented as follows:

            As described more fully in Item 6 of this Amendment No. 9, on March 24, 1998, Water Street entered into a Voting Agreement (the "Voting Agreement") with the Company and Merger Sub, a newly formed corporation which is an affiliate of DLJ Merchant Banking Partners II, L.P. and affiliated funds (together with any subsidiaries and affiliates, "DLJMB"). The Voting Agreement was entered into by Water Street, the Company and Merger Sub in connection with the Merger Agreement and the transactions contemplated thereby (including, without limitation, the Reorganization Merger and the Merger). Pursuant to the Voting Agreement, if the Merger Agreement is terminated under certain circumstances and the Voting Agreement remains in effect, and there is a tender or exchange offer outstanding by any person to purchase Common Stock into which Water Street chooses to tender, then Merger Sub will have the option (the "Option") to purchase all (but not less than all) of the Water Street Securities (as defined herein) at a price of $44.50 per share.



* Neither the present filing nor anything contained herein shall be construed as an admission that Water Street, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or that Water Street, Goldman Sachs and GS Group constitute a "group" for any purpose.



                               PAGE 5 OF 10 PAGES

            The summary of the Voting Agreement contained in this Amendment No. 9 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Voting Agreement, which is filed as
Exhibit 11 hereto and incorporated herein by reference.

            In a joint press release issued by the Company and Donaldson, Lufkin & Jenrette, Inc. ("DLJ") on March 24, 1998 (the "Press Release"), the parties stated that, upon consummation of the transactions contemplated by the Merger Agreement, approximately 90% of the Common Stock will become owned by DLJMB and that, under the terms of the Merger Agreement, the Company's stockholders will receive total consideration of $44.50 per share, consisting of $42.98 in cash and 0.03419 shares of retained stock of the surviving corporation. The parties' obligations to consummate the Merger Agreement are subject to various conditions as set forth therein. A copy of the Press Release is filed as Exhibit 12 hereto and incorporated herein by reference, and the foregoing is qualified in its entirety by reference thereto.

            In addition, consummation of the Merger Agreement, the Reorganization Merger and the Merger, and the transactions contemplated thereby, will result in: (1) the retirement, for cash consideration, of all of the Company's outstanding options at a price equal to the difference between $44.50 per share and the exercise price per share of the related options; (2) the replacement of the existing board of directors of the Company (other than the chief executive officer) with the directors of Merger Sub; and (3) the incurrence of additional indebtedness.

            On April 1, 1998, 16,000 options to purchase Common Stock issued pursuant to the Company's 1993 Nonemployee Director Stock Incentive Plan (the "Director Plan") and beneficially owned by Water Street will vest. The vesting of such options represent the vesting of the last 20% of the 80,000 options beneficially owned by Water Street and granted pursuant to the Director Plan (collectively, the "Water Street Options"). Water Street Options to purchase 40,000 shares of Common Stock are exerciseable at a price of $17 per share and Water Street Options to purchase 40,000 shares of Common Stock are exerciseable at a price of $30 per share. Pursuant to the terms of the Director Plan, such options will terminate on April 2, 1998. It is currently expected that all of the Water Street Options will be exercised prior to their scheduled termination.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) is hereby amended and restated as follows:

            (a) As of the date hereof, Water Street beneficially owns an aggregate of 1,863,878 shares of Common Stock, including the 80,000 shares of Common Stock issuable upon exercise of the Water Street Options. Based upon the foregoing, Water Street beneficially owns approximately 45.5% of the Common Stock reported by the Company to be outstanding as of March 24, 1998 (as represented by the Company in the Merger Agreement).

            As of the date hereof, GS Group owns an aggregate of 334 shares of Common Stock and, in addition, each of GS Group and Goldman Sachs may be deemed to be the beneficial owner of the 1,863,878 shares of Common Stock, including the 80,000 shares of Common Stock issuable upon the exercise of the Water Street Options, representing in the aggregate approximately 45.5% of the outstanding Common Stock. Each of GS Group and Goldman Sachs disclaims beneficial ownership of the shares of Common Stock held by Water Street to the extent the partnership interests in Water Street are held by persons other than GS Group, Goldman Sachs or their affiliates. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I owns 167 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership with respect to such shares.



                               PAGE 6 OF 10 PAGES

            Item 5(c) is hereby amended and supplemented as follows:

            (c) In connection with the Voting Agreement, and as further described in Item 4 hereof, Water Street has granted Merger Sub the Option, which is exercisable upon the terms and conditions contained in the Voting Agreement. The summary of the Voting Agreement contained in this Amendment No. 9 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Voting Agreement, which is filed as Exhibit 11 hereto and incorporated herein by reference.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is amended and supplemented as follows:

            As discussed in Item 4, on March 24, 1998, Water Street entered into the Voting Agreement. Pursuant to the Voting Agreement, Water Street has agreed during the Agreement Period (as defined below), upon the terms and subject to the conditions contained therein, (i) to vote an aggregate of 1,783,878 shares of the Company's outstanding Common Stock (the "Water Street Securities") to approve and adopt the Merger Agreement and the Merger and any actions directly and reasonably related thereto at any meeting or meetings of the stockholders of the Company (including any adjournments thereof) at which the Merger Agreement, or such other actions, are submitted for the consideration and vote of the Company's stockholders, so long as such meeting is held and completed (including any adjournments thereof) during the Agreement Period, except as otherwise permitted in the Voting Agreement, and (ii) subject to certain exceptions contained in the Voting Agreement, in connection therewith, not to, directly or indirectly, (I) take any action to solicit, initiate, encourage or facilitate any Acquisition Proposal (as defined in the Merger Agreement) or (II) engage in negotiations or discussions with, or furnish or disclose any non-public information relating to the Company or any Subsidiary (as defined in the Merger Agreement) or afford access to the properties, books or records of the Company or any Subsidiary to, or otherwise assist, facilitate or encourage, any Third Party (as defined in the Merger Agreement), other than Merger Sub, its affiliates and their respective directors, officers, employees, agents or representatives, that Water Street believes may be considering making, or has made, an Acquisition Proposal. In addition, if at any time (i) there is a tender or exchange offer commenced by any person to purchase Common Stock and (ii) the Company or Merger Sub, as the case may be, has terminated the Merger Agreement under the circumstances in which the Agreement Period would otherwise continue for 90 days thereafter, then Water Street will have the right, subject to Merger Sub's right to exercise its Option, to validly tender any or all of its Water Street Securities into the tender or exchange offer three business days prior to any scheduled expiration of such offer without breaching the provisions of the Voting Agreement and the Agreement Period will be deemed to terminate upon the consummation of such offer. The Voting Agreement also terminates upon purchase of the Water Street Securities pursuant to the Option.

            As defined in the Voting Agreement, the "Agreement Period" is the period beginning on the date of the Voting Agreement and ending on the earliest of (i) the effective time of the Merger, (ii) the date that is 90 days after the termination of the Merger Agreement by the Company or Merger Sub based on certain termination provisions in the Merger Agreement specified in the Voting Agreement, and (iii) the date of termination of the Merger Agreement for any other reason.

            During the Agreement Period, Water Street has also agreed that:
(A) it will not vote any of the Water Street Securities in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company or any matters related to or in connection


                               PAGE 7 OF 10 PAGES
therewith, or any corporate action relating to or the consummation of which would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement; (B) it will not sell, transfer, assign, encumber or otherwise dispose of any Water Street Securities, other than as permitted pursuant to the terms of the Voting Agreement; and (C) it will not exercise any rights to demand appraisal of Common Stock with respect to the Merger. In connection with the Voting Agreement, and as further described in Item 4 hereof, Water Street has granted Merger Sub the Option, which is exercisable upon the terms and conditions contained in the Voting Agreement.

            The summary of the Voting Agreement contained in this Amendment No. 9 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Voting Agreement, which is filed as
Exhibit 11 hereto and incorporated herein by reference.

            Goldman Sachs is acting as a financial advisor to the Company in connection with the Merger. Pursuant to such engagement, the Company has agreed to pay Goldman Sachs a fee of $2 million for advice in connection with the Merger. The Company has also agreed to reimburse Goldman Sachs for certain of its out-of-pocket expenses and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Merger.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and supplemented by adding thereto the following:

            (11) Voting Agreement, dated as of March 24, 1998, among the Company, Merger Sub and Water Street.

            (12)  Joint Press Release of the Company and DLJ, dated March 24,
                  1998.



                               PAGE 8 OF 10 PAGES

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       WATER STREET CORPORATE RECOVERY FUND
                                       I, L.P.

                                       By:   Goldman, Sachs & Co., its General
                                             Partner

                                             By:   /s/ Richard A. Friedman
                                                ___________________________
                                                Name:  Richard A. Friedman
                                                Title: Managing Director


                                       GOLDMAN, SACHS & CO.

                                       By:         /s/ Richard A. Friedman
                                             ______________________________
                                             Name:     Richard A. Friedman
                                             Title:    Managing Director


                                       THE GOLDMAN SACHS GROUP, L.P.

                                       By:  The Goldman Sachs Corporation,
                                            its general partner

                                            By:    /s/ Richard A. Friedman
                                                ___________________________
                                                Name:  Richard A. Friedman
                                                Title: Executive Vice President



Dated:  March 24, 1998



                               PAGE 9 OF 10 PAGES

                                INDEX TO EXHIBITS





Exhibit No.       Exhibit                                                 Page

(11) Voting Agreement, dated as of March 24, 1998, among the Company, Merger Sub and Water Street.

(12) Joint Press Release of the Company and DLJ, dated March 24, 1998.




                              PAGE 10 OF 10 PAGES